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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 20, 2025

Dear Sir/ Madam,

Subject: Clarification on ADR Price Volatility – December 19, 2025

The Company has observed volatility in the price of its American Depositary Receipt (“ADR”) on the New York Stock Exchange (“NYSE”) on December 19, 2025, which resulted in two Volatility Trading Pauses (“Limit Up-Limit Down”/“LULD”) being triggered by NYSE.

In this regard, the Company hereby clarifies that there are no material events that require disclosure under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Regulations”).

This communication is being issued in the interest of transparency and to avoid any unwarranted speculation.

Consistent with its practice the Company will continue to adhere to its obligations under Regulation 30 of the SEBI Regulations.

This is for your information and records.

This will also be hosted on the Company’s website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2025.12.20 08:57:30 +05'30'

A.G.S. Manikantha
Company Secretary
Membership no: ACS21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com